Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943

Via Edgar

December 16, 2024

Heather Clark Hugh West Erin Donahue Jennifer Angelini Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Lake Superior Acquisition Corp. Draft Registration Statement on Form S-1 Submitted November 8, 2024 CIK No. 0002043508

Dear Ms. Clark, Mr. West, Ms. Donahue and Ms. Angelini :

On behalf of our client, Lake Superior Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated December 3, 2024 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

December 16, 2024 Page 2

Draft Registration Statement on Form S-1submitted confidentially on November 8, 2024

Summary, page 1

1.

We note disclosure that you may need to seek additional financing, for instance on pages 54 and 56. Please revise your summary to provide the information required by Item 1602(b)(5) of Regulation S-K. Discuss the material terms of any additional financing agreements you have entered into and/or any plans to seek additional financing, including assumptions and highlighting lack of certainty regarding prospective financing as appropriate. Clearly disclose how the terms of additional financings may impact unaffiliated security holders.

Response: The Company has revised the disclosure on page 7 of the Amended Registration Statement in response to the Staff’s comment.

2.

We note disclosure that you are not prohibited from pursuing an initial business combination with a company affiliated with your sponsor, directors, or officers, including a joint venture or other form of shared ownership therewith. Please revise to additionally disclose whether you would obtain a third-party opinion as to the fairness of the transaction. Ensure consistency with related risk factor disclosure appearing on page 70.

Response: The Company has revised the disclosure on pages 9, 67, 104, 133, and 161 of the Amended Registration Statement in response to the Staff’s comment.

3.

Please balance your prospectus summary by including disclosure regarding the competition among SPACs in pursuing business combinations and the potential impact on attractiveness of acquisition terms, analogous to risk factor disclosure on page 43.

Response: The Company has revised the disclosure on page 6 of the Amended Registration Statement in response to the Staff’s comment.

Conflicts of Interest, page 32

4.

When discussing the conflicts of interest of the sponsor and management team from owning securities in the company, please revise to clearly disclose the nominal price paid for the securities and the conflict of interest in determining whether to pursue a de-SPAC transaction. In addition, please add disclosure of the conflicts of interest relating to the compensation, repayment of loans, and reimbursements of expenses that will be paid to officers and directors affiliated with the sponsor upon completion of a de-SPAC transaction. See Item 1602(b)(7) of Regulation S-K.

Response: The Company has revised the disclosure on page 30 of the Amended Registration Statement in response to the Staff’s comment.

December 16, 2024 Page 3

5.

Please provide the basis for your statement on page 32 that you do not believe that the fiduciary duties or contractual obligations of your directors or officers will materially affect your ability to identify and pursue business combination opportunities.

Response: The Company has revised the disclosure on pages 30, 66, 67, 68, 124 and 132 of the Amended Registration Statement in response to the Staff’s comment.

Risk Factors, page 36

6.	We note references throughout this section to the risk that your warrants will expire worthless. Please revise to additionally assess the risks associated with the rights included in your units.

Response: The Company has revised the disclosure on pages 36, 37, 41, 42, 45, 47, 48, and 52 of the Amended Registration Statement in response to the Staff’s comment.

7.

We note disclosure on page 71 that certain members of your management team and board of directors have been involved in litigation, investigations, or proceedings related to the business affairs of other companies. Please revise to discuss the nature and the legal claims upon which such litigation, investigations, or proceedings are based, and to evaluate the material related risks to you and your investors.

Response: The Company has revised the disclosure on page 69 of the Amended Registration Statement in response to the Staff’s comment.

Proposed Business, page 98

8.

We note your disclosure regarding special purpose acquisition company business combinations in which your management team has previously participated. For each SPAC, clearly disclose any extensions and redemption levels in connection with any extension and/or business combinations. For those SPACs that have completed a de-SPAC transaction, disclose the current trading prices. See Item 1603(a)(3) of Regulation S-K.

Response: The Company has revised the disclosure on page 96 of the Amended Registration Statement in response to the Staff’s comment.

Market Opportunity, page 102

9.

We note your use of market and industry data in this section. Please update your citations to include the names and dates of the third party studies or reports. To the extent that you commissioned any of the third-party data that you cite, also file as an exhibit the consent of such third party in accordance with Rule 436.

Response: The Company acknowledges the Staff’s comment and will provide update under separate cover.

December 16, 2024 Page 4

Management, page 129

10.	Please include the information required by Item 401 of Regulation S-K.

Response: The Company has revised the disclosure on page 127 of the Amended Registration Statement in response to the Staff’s comment.

Legal Matters, page 191

11.	Please revise to identify counsel that will opine as to the rights being offered.

Response: The Company has revised the disclosure on page 189 of the Amended Registration Statement in response to the Staff’s comment.

General

12.

We note disclosure indicating that rights will trade on Nasdaq following the separation of units, but also disclosure that solely refers to trading in, and provides symbols for, shares and warrants. Please revise disclosure throughout your prospectus as appropriate for consistency regarding whether rights will trade on Nasdaq, including whether holders will need to own at least 20 units to be entitled to trade one right upon separation.

Response: The Company has revised relevant disclosures throughout the Amended Registration Statement in response to the Staff’s comment.

13.

Please revise your prospectus cover to disclose the information required by Item 1602(a)(3) of Regulation S-K. Revise disclosure within your prospectus pursuant to Item 1603(a)(b) as appropriate to describe the terms of any arrangements or agreements related to repayment of loans (including any promissory note), payment for administrative services, reimbursement of expenses, and any other potential sources of compensation to the sponsor, its affiliates, or promoters. In this regard, we note disclosure regarding potential insider payments on page 31, as well as disclosure within your related party transactions section. Ensure that summary disclosure pursuant to Item 1602(b)(6) includes all such sources of compensation.

Response: The Company has revised the disclosure on the cover page of the Amended Registration Statement in response to the Staff’s comment.

14.

We note disclosure that deferred underwriting commissions will be reduced based on amounts remaining in the trust account following redemptions in connection with the consummation of your initial business combination. Please revise to clarify whether underwriting commissions will be reduced following redemptions in connection with any extension of your business combination deadline.

Response: The Company has revised the disclosure on the cover page and page 179 of the Amended Registration Statement in response to the Staff’s comment.

December 16, 2024 Page 5

15.

Describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Response: The Company has revised the disclosure on page 80 of the Amended Registration Statement in response to the Staff’s comment.

16.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Revise your existing risk factor disclosure relating to CFIUS on page 42 to additionally address how this fact could impact your ability to complete your initial business combination.

Response: The Company advises the Staff that its sponsor, Lake Superior Investment LLC (“Sponsor”), is a Delaware entity formed on September 9, 2024. The Sponsor is controlled by Edward Cong Wang, who is a United States citizen. As a result, the Sponsor is not, and is not controlled by, a non-U.S. person.

17.

Disclosure on page 40 indicates that you have identified a material weakness and have ineffective internal control over financial reporting, while disclosure on page 95 indicates that you have not completed an assessment of internal controls. Please revise to reconcile this apparent inconsistency.

Response: The Company has revised the disclosure on page 38 of the Amended Registration Statement in response to the Staff’s comment.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

/s/ Giovanni Caruso
Giovanni Caruso
Partner